FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

August 11, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media. Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company issued its 2005 second quarter report for the three and six months ended June 30, 2005.

In the three months ended June 30, 2005: $1,826,823 capitalized to exploration properties was incurred substantially all on its wholly owned Gualcamayo gold property in Argentina primarily continuing the second phase drill program; and an operating loss of $557,240 was incurred which included nil non-cash stock-based compensation.

As at June 30, 2005, the Company has cash and cash equivalents of $11,407,982.

Following completion of a 5,750,000 common shares Bought Deal Financing on July 5, 2005, Viceroy has in excess of $28.6 million in cash and cash equivalents, substantially all of which is available as working capital, to advance the Gualcamayo project.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 11th day of August, 2005.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones
Corporate Secretary

Viceroy Exploration Ltd.	News Release #2005.15 TSX: VYE OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Announces 2005 Six Month Report

Vancouver, British Columbia, August 11, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three and six months ended June 30, 2005.

Highlights of the 2005 Six Month Report include:

-
in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration. The Company is proceeding with additional engineering studies incorporating the three main zones of mineralization of the property;

-
continued the second phase drill program, adding a second diamond drill in the 2005 second quarter, in total completing 43 diamond drill holes since the program began in December 2004 for a total 7,677 metres including 25 holes in the 2005 second quarter for a total 5,202 metres;

-
based on positive results from the ongoing exploration program on the Gualcamayo property and from the Gualcamayo-Salamanca regional program, in late April both programs were accelerated resulting in an increase in budget and personnel;

-
awarded an Environmental Impact Statement contract intended to define and coordinate all necessary environmental work in order that required environmental, construction and mining permits can be obtained as needed;

-	continued metallurgical test-work which indicates that the bulk of the ore is readily amenable to cyanide leaching;
-	began construction of a second camp including kitchen which at June 30, 2005 is approximately 90% complete and which combined camps will accommodate 75-80 persons;
-	on May 2, 2005, graduated to the Toronto Stock Exchange from the TSX-Venture Exchange; and
-	was advised by the joint venturer of the Company’s Las Flechas property that it has achieved pre- agreed first year spending and wished to continue for the second year of the earn-in agreement; and
-	in the subsequent period in July 2005, the Company completed a gross $18.7 million Bought Deal Financing.

Results of Operations

For the three months ended June 30, 2005 (the “2005 second quarter”) as compared to the three months ended June 30, 2004 (the “2004 second quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 second quarter, the Company had a loss of $557,240 as compared to a loss of $466,183 for the 2004 second quarter. A significant component of operating expenses in the 2004 second quarter was $162,290 of stock-based compensation recorded at fair value at the time the options were granted.

The Loss Before The Following in the 2005 second quarter, excluding non-cash charges, is $620,834 as compared to $341,880 in the 2004 second quarter. The relative increase, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expenses, primarily analysts’ visits to the property and travel associated with marketing. In the 2005 second quarter, Company representatives attended three industry conferences in North America.

Capitalized Exploration Expenditures:

In the 2005 second quarter, $1,826,823 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $168,999 toward construction of a new second camp and kitchen on site as compared to $ 1,470,588 spent on the Gualcamayo property in the 2004 second quarter primarily on the first phase drilling program. Included in cumulative deferred exploration expenditures at June 30, 2005 is $751,249 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the 2005 second quarter is $544,564 as compared to cash used in the 2004 second quarter of $304,527. The relative increase is in line with the increase in the above-described spending.

Cash used in investing activities in the 2005 second quarter of $1,678,870 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the 2004 second quarter, cash of $1,069,073 was used for capitalized expenditures substantially all on the Gualcamayo property and $57,014 was received as proceeds on sale of short-term investments.

Cash from financing activities in the 2005 second quarter is primarily $439,439 on partial exercise of stock options and warrants as compared to $136,600 in the 2004 second quarter on the partial exercise of stock options and warrants.

In summary, for the 2005 second quarter, total cash and cash equivalents decreased by $1,816,426 to $11,407,982 as compared to a decrease in total cash and cash equivalents for the 2004 second quarter of $1,179,986 to $5,536,894.

For the six months ended June 30, 2005 as compared to the six months ended June 30, 2004:

Loss For The Period:

For the six months ended June 30, 2005, the Company had a loss of $1,860,948 as compared to a loss of $1,045,548 for the six months ended June 30, 2004. A significant component of operating expenses in the 2005 and 2004 second quarters is $1,092,697 and $560,035, respectively, of stock-based compensation recorded at fair value at the time the options were granted.

The Loss Before The Following in the six months ended June 30, 2005, excluding non-cash charges, is $912,525 as compared to $566,757 in the six months ended June 30, 2004. The relative increase, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expenses, primarily analysts’ visits to the property and travel. In the six months ended June 30, 2005, Company representatives attended five industry conferences in North America.

Capitalized Exploration Expenditures:

In the six months ended June 30, 2005, $3,150,655 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $168,999 toward construction in progress of a new second camp and kitchen on site as compared to $ 1,877,030 spent on the Gualcamayo property in the six months ended June 30, 2004 including $42,962 for the purchase of adjacent land and $1,834,068 for exploration, primarily related to the first phase drill program. Included in cumulative deferred exploration expenditures at June 30, 2005 is $751,249 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the six months ended June 30, 2005 is $894,055 as compared to cash used in the six months ended June 30, 2004 of $658,736. The relative increase is in line with the increase in the above-described spending.

Cash used in investing activities in the six months ended June 30, 2005 of $2,822,455 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the six months ended June 30, 2004, cash of $1,394,654 was used for capitalized expenditures substantially all on the Gualcamayo property and $57,014 was received as proceeds on sale of short-term investments.

Cash from financing activities in the six months ended June 30, 2005 is primarily $657,939 on partial exercise of stock options and warrants as compared to $2,816,240 in the six months ended June 30, 2004 from the partial exercise of stock options and warrants.

In summary, for the six months ended June 30, 2005, total cash and cash equivalents decreased by $3,091,002 to $11,407,982 as compared to an increase in total cash and cash equivalents for the six months ended June 30, 2004 of $819,864 to $5,536,894.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005 as compared to as at December 31, 2004:

As at June 30, 2005, the Company has cash and cash equivalents of $11,407,982 as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, a decrease of $3,091,002. Following completion of the 5,750,000 common shares Bought Deal Financing on July 5, 2005, Viceroy has in excess of $28.6 million in cash and cash equivalents, substantially all of which is available as working capital, to advance the Gualcamayo project.

As of the July 31, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised, a total 6,066,788 common shares would be issued for cash proceeds of $13,475,767.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next twelve months. Development of the project beyond feasibility will require additional equity and possible debt financing both of which involve significant risks. The Company continues to target the 2005 fourth quarter to begin a Feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at June 30, 2005 is $483,325 and $144,634 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at June 30, 2005.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three and six months ended June 30, 2005, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three and six months ended June 30, 2005 or for more information on the Company and our current exploration progress, visit our website at <www.viceroyexploration.com>, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey 604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	June 30,	December 31,
	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	11,407,982	14,498,984
Prepaid expenses and accounts receivable	288,139	188,633
	11,696,121	14,687,617

Exploration properties	13,071,540	9,920,885
Furniture and equipment – corporate office	40,034	29,441
Deferred charges	307,938	-
	25,115,633	24,637,943

Liabilities
Current liabilities
Accounts payable and accrued liabilities	844,584	256,582
Shareholders’ Equity
Capital stock	26,758,842	25,812,231
Stock options and warrants	3,198,285	2,394,260
Deficit	(5,686,078)	(3,825,130)
	24,271,049	24,381,361
	25,115,633	24,637,943

Approved by the Board of Directors

“Robert V. Matthews”	“Patrick G. Downey”
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	-	136,237	761,241	354,562
Other consultants	-	26,683	331,456	205,473
	-	162,290	1,092,697	560,035

Salaries, benefits and officer consultants	164,131	148,540	331,849	271,973
Stock exchange/transfer agent/listing application	181,609	21,383	192,756	31,425
Professional Fees	29,439	20,605	42,336	32,501
Shareholders’ communication	24,328	50,406	31,212	55,660
Amortization	8,400	2,595	12,400	4,718
Investor relations	161,443	54,981	210,239	90,661
Travel and lodging	6,988	9,805	6,988	17,725
Office and miscellaneous	52,896	35,530	97,145	66,182

Loss before the following	629,234	506,765	2,017,622	1,131,510

Interest income	(70,686)	(17,460)	(152,992)	(44,235)

Loss on sale of short-term investment	-	17,486	-	17,486

Foreign exchange gain	(1,308)	(40,608)	(3,682)	(59,213)

Loss for the period	557,240	466,183	1,860,948	1,045,548

Deficit - Beginning of period	5,128,838	2,026,774	3,825,130	1,447,409

Deficit - End of period	5,686,078	2,492,957	5,686,078	2,492,957

Basic and diluted loss per share	(0.02)	(0.02)	(0.05)	(0.04)

Weighted average shares outstanding	35,721,912	29,081,236	35,623,943	28,175,774

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

Cash flows (used in) from operating
activities
Loss for the period	(557,240)	(466,183)	(1,860,948)	(1,045,548)

Non-cash charges	8,400	183,00	1,105,097	582,239
Changes in non-cash working capital items	4,276	(21,345)	(138,204)	(195,427)

	(544,564)	(304,527)	(894,055)	(658,7

Cash flows (used in) from investing
activities
Exploration properties	(1,661,343)	(1,603,879)	(2,799,462)	(1,363,978)
Furniture and equipment-corporate office	(17,527)	(5,194)	(22,993)	(30,676)
Proceeds on sale of short-term investment	-	57,014	-	57,014

	(1,678,870)	(1,012,059)	(2,822,455)	(1,337,640)

Cash flows (used in) from financing
activities
Exercise of warrants and stock options	439,439	136,600	657,939	2,816,240
Deferred charges	(32,431)		(32,431)
	407,008	136,600	625,508	2,816,240

(Decrease) increase in cash and
cash equivalents	(1,816,426)	(1,179,986)	(3,091,002)	819,864

Cash and cash equivalents -
Beginning of period	13,224,408	6,716,880	14,498,984	4,717,030

Cash and cash equivalents -
End of period	11,407,982	5,536,894	11,407,982	5,536,894

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and
brokerages	11,407,982	5,536,894	11,407,982	5,536,894